UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2023

Commission File Number 0-29442

FORMULA SYSTEMS (1985) LTD.

(Translation of registrant’s name into English)

Terminal Center, 1 Yahadut Canada Street, Or-Yehuda, Israel 6037501

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

CONTENTS

Quarterly Results of Operations

On May 23, 2023, Formula Systems (1985) Ltd. (“we” or “us”) announced our financial results for the first quarter ended March 31, 2023.  A copy of our press release announcing our results is furnished as Exhibit 99.1 to this Report of Foreign Private Issuer on Form 6-K (this “Form 6-K”) and is incorporated herein by reference.

The GAAP financial statements appended to this Form 6-K in Exhibit 99.1 are hereby incorporated by reference in our Registration Statement on Form S-8 (SEC File No. 333-156686).

Exhibit No.	Title of Exhibit
99.1	Formula Systems Reports First Quarter 2023 Financial Results

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FORMULA SYSTEMS (1985) LTD.

By:	/s/ Asaf Berenstin
Name: Asaf Berenstin Title: Chief Financial Officer
Date: May 23, 2023

EXHIBIT INDEX

EXHIBIT NUMBER	DESCRIPTION
99.1	Formula Systems Reports First Quarter 2023 Financial Results

3